

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 12, 2009

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

> Re: Energroup Holdings Corporation
> Form 10-K For the fiscal year ended December 31, 2008
> Filed March 31, 2009
> File No. 333-14917

Dear Mr. Huashan:

    We have completed our limited review of your Form 10-K and have no further comments at this time.

                                Sincerely,

                                Lyn Shenk
                                Branch Chief